

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2020

Tatiana Yosef
Chief Financial Officer
Medigus Ltd.
Omer Industrial Park, No. 7A, P.O. Box 3030
Omer 8496500, Israel

      Re: Medigus Ltd.
          Registration Statement on Form F-3
          Filed May 11, 2020
          File No. 333-238162

Dear Ms. Yosef:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ada D. Sarmento at 202-551-3798 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Shachar Hadar, Adv.